United States securities and exchange commission logo





                              October 15, 2021

       Paul Moody
       President and Chief Executive Officer
       Perfect Solutions Group, Inc.
       780 Reservoir Avenue, #123
       Cranston, RI 02910

                                                        Re: Perfect Solutions
Group, Inc.
                                                            Amendment No. 2 to
Registration Statement on Form 10-12G
                                                            Filed September 24,
2021
                                                            File No. 000-56335

       Dear Mr. Moody:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Amendment No. 2 to Registration Statement on Form 10-12G filed September 24, 2021

       General

   1. We note the disclosure that you are a blank check company and as stated on page 3
                                                        "management does not
intend to undertake any efforts to cause a market to develop in our securities, either debt
or equity, until we have successfully concluded a business
                                                        combination." Please
reconcile this statement with the disclosure added in connection with the merger with
another shell company that your stock is now traded on the OTC
                                                        Pink. In addition, in
light of the separation of the All-Q-Tell Corp. which retained all its assets and liabilities,
please explain why the OTC Pink listing associated with All-Q-Tell
                                                        Corp. was not retained
by All-Q-Tell Corp.
 Paul Moody
FirstName  LastNamePaul   Moody
Perfect Solutions Group, Inc.
Comapany
October  15,NamePerfect
             2021        Solutions Group, Inc.
October
Page 2 15, 2021 Page 2
FirstName LastName
Item 1. Business, page 1

2. We note the disclosure that after completion of the merger you cancelled the shares held in All-Q-Tell Corp. and that it is now a stand alone company. Please provide clear disclosure of the material terms of the merger agreement and then the separation. Please provide clear disclosure of the reasons for the transaction. Please file the merger and separation agreements as exhibits. Please disclose the business plan of All-Q-Tell at the time of the merger and separation.
Item 4. Security Ownership of Certain Beneficial Owners and Management, page 9

3. Please update the beneficial ownership table in light of the merger transaction in
         September 2021.
Item 5. Directors and Executive Officers, page 9

4. We partially reissue comment 1. Please revise the table on page 10 to include private blank check companies, which would include Budding Times Inc., from the business experience narrative, and Fast Track Solution, where Mr. Moody was the incorporator, was a director, and is a controlling shareholder of CRS Consulting, which is the controlling shareholder of Fast Track.
Item 9. Market Price and Dividends on the Registrant's Common Equity and Related Stockholder
Matters, page 12

5. Please provide the market information required by Item 201(a)(1)(2) and (3) of Regulation
         S-K.
Item 10, Recent Sales of Unregistered Securities, page 13

6. Please disclose the amount and type of shares issued, and the number and type of shareholders that received shares in the September 2021 transaction. Please also provide a more detailed discussion of the All-Q-Tell Corporation prior to the merger agreement.
         Please explain how you characterized this as a "reorganization" and not deemed to involve a sale, instead of a merger, and clearly disclose the exemption relied upon and the basis for reliance upon the exemption, as required by Item 701 of Regulation S-K. Please also include disclosure regarding the issuance of preferred stock, as referenced in Item 9 on page 13.
 Paul Moody
FirstName  LastNamePaul   Moody
Perfect Solutions Group, Inc.
Comapany
October  15,NamePerfect
             2021        Solutions Group, Inc.
October
Page 3 15, 2021 Page 3
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Ameen Hamady at 202-551-3891 or Kristina Marrone at 202-551-3429
if you have questions regarding the financial statements and related matters. Please contact
Ronald (Ron) E. Alper at 202-551-3329 or Pam Howell at 202-551-3357 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction